UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE THAT KEANE INTERNATIONAL, INC., A U.S.-BASED IT SERVICE COMPANY, WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF NTT DATA CORPORATION

On October 29, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding the merger of a subsidiary of NTT DATA CORPORATION (“NTT DATA”) and Keane International, Inc., a U.S.-based IT service company. As a result of this merger, Keane International, Inc. will become a wholly-owned subsidiary of NTT DATA. NTT DATA is a subsidiary of the registrant. Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: October 29, 2010

October 29, 2010

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE THAT KEANE INTERNATIONAL, INC., A U.S.-BASED IT SERVICE COMPANY, WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF NTT DATA CORPORATION

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced the merger between its subsidiary, Knight Subsidiary Corporation, and Keane International Inc., which is the parent company of Keane, Inc., a U.S.-based IT service company (CEO: John McCain, Head Office: Boston, Massachusetts, USA). As a result of the merger, Keane International, Inc. will become a wholly-owned subsidiary of NTT DATA. For more details, please see the attached NTT DATA press release.

For further inquiries, please contact:

Mr. Kimura or Mr. Koizumi
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589

October 29, 2010

For Immediate Release

NOTICE THAT KEANE INTERNATIONAL, INC., A U.S.-BASED IT SERVICE COMPANY, WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF NTT DATA CORPORATION

[Tokyo, October 29, 2010] - NTT DATA CORPORATION, a Japanese IT company (“NTT DATA”, TSE: 9613) and Keane, Inc. a U.S.-based IT service company (“Keane”, CEO: John McCain, Head Office: Boston, Massachusetts, USA) announced today that the parent company of Keane (“Keane International”), Knight Subsidiary Corporation (*1), a wholly-owned subsidiary of NTT DATA, and Citigroup Venture Capital International Technology Holdings, LLC as shareholder representative have entered into a merger agreement, pursuant to which Keane International will merge with Knight Subsidiary Corporation and become a wholly-owned subsidiary of NTT DATA (the “Transaction”).

1.	Purpose of the Transaction

As a part of its Medium-Term Management Policy, NTT DATA has announced its goal to increase international revenue to JPY 300 billion, and the contribution of its international revenue to 20% by the end of the fiscal year ending 2013. To meet these objectives, NTT DATA and its group companies (hereafter, the “Group”) have focused on improving and strengthening its global presence, as evidenced by intelligence AG and Cirquent GmbH becoming a part of the Group in 2008 in Europe, and Intelligroup, Inc. becoming a part of the Group in July of 2010 in the U.S. While expanding its global presence, NTT DATA has also focused on providing seamless support to customers by improving coordination and cooperation between its global group companies.

Keane provides a broad range of IT services to U.S. clients including government agencies, insurance companies, financial institutions (including investment banks), global manufacturers, pharmaceutical companies and healthcare insurers, and also provides services to both public and private sector clients in Europe and Asia Pacific. Keane has significant global delivery capabilities with solutions centers throughout India and Canada, which offer Custom Application Development and Management, Enterprise Application Services, Package Related Business such as SAP and Oracle, Infrastructure and Business Processing Outsourcing solutions.

This Transaction would give NTT DATA access to Keane’s blue chip client base and highly qualified and experienced sales teams in North America. NTT DATA would also benefit from having Keane’s operational expertise in global delivery to support NTT DATA’s U.S. development and maintenance business, enabling it to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. For Keane, the Transaction will access to NTT DATA’s European and Asian businesses, which will make it possible for Keane to support its customers on an even more global basis. It also creates new opportunities for Keane to offer expanded services and capabilities in the enterprise applications space leveraging NTT DATA’s already strong global SAP presence.

2.	Target Corporation Details

(1) Company Name	: Keane International, Inc.
(2) Business Description	: A provider of Integrated IT Services including Application Services, Package Related Business such as SAP and Oracle, Infrastructure Service and Business Processing Outsourcing solutions
(3) Established	: 1965
(4) Corporate History	: 1965 – Establishment of Keane (Boston, Massachusetts)
1993 – Establishment of Caritor (California)
1995 – Keane listed on the American Stock Exchange
2003 – Keane listed on the New York Stock Exchange

  2007 – Merger between Caritor, known for its robust global delivery model with large scale resources in India, and Keane, with its strong brand value among U.S. blue chip customers (merger resulted in the combined company becoming a private company)

(5) Headquarters	: 100 City Square, Boston, MA 02129
(6) Capital	: Approximately USD 164mn (Approximately JPY 136mn)
(7) Other Locations	: USA, Canada, India, Australia, New Zealand, Singapore, UK, France, Germany, Switzerland, and UAE
(8) Representative	: John McCain, President and Chief Executive Officer
(9) Relations with NTT DATA	: NTT DATA and Keane International do not have any capital, personal or transactional relationships
(10) Number of Employees	: Approximately 12,500 (North America: 5,000 India/APAC: 6,900 EU: 600) (As of June, 2010, including subsidiaries)

(11) Operating Performance:

USD mn
FY2009A
Revenue	788
Total Assets	1,212

Reference (in JPY) (*2)	(JPY mn)
FY2009A
Revenue	65,401
Total Assets	100,596

3.	Other

As a result of the Transaction, Keane International will become a wholly owned subsidiary of NTT DATA.

(*1)	Knight Subsidiary Corporation: In connection with the Transaction, NTT DATA will establish a wholly owned subsidiary, Knight Subsidiary Corporation (a California corporation), which will be merged with Keane International as the surviving corporation.
(*2)	Exchange rate: USD 1 = JPY 83

Forward Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are expressed by phrases such as “thinks,” “expects,” “plans,” “foresees,” “intends,” “should,” “predicts,” “future,” and other similar expressions, or statements regarding strategies, goals or purposes. There is a possibility that, due to various factors, the forward-looking statements contained in this press release and the actual results could differ greatly, including but not limited to factors such as (1) the macro level environment or the competitive landscape of the IT industry, (2) risks and certain restrictions relating to regulations or litigation, (3) changes in applicable regulations, (4) changes to tax law or other laws, or the effects of changes to the economy in general, (5) risk that conditions to closing will not be met, (6) risk that necessary regulatory approvals will not be obtained, or approvals are obtained with unexpected conditions, or (7) other risks associated with the execution of the transaction.

[Press Enquiries]

■	Contact Information NTT DATA CORPORATION Public Relations E-mail: webmaster@nttdata.co.jp